Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
November 17, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Ensource Energy Income Fund LP Amendment No. 4 to Registration Statement on Form S-4 File No. 333-126068 Filed November 14, 2005
Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) made in a telephone conversation between Mellissa Campbell Duru and Tim Langenkamp on November 16, 2005 with respect to the above referenced filing. All page references are to the version of Amendment No. 5 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the oral comments provided by the Staff have been included before our response.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very Truly Yours,
/s/ G. Michael O'Leary
G. Michael O'Leary

MEMORANDUM
1.	Please update the last twelve month numbers to reflect NGT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 in the section titled “Our Cash Distribution Policy and Restrictions on Distributions.”

Response: We have revised the “Our Cash Distribution Policy and Restrictions on Distributions” section to update the last twelve month numbers for the quarter ended September 30, 2005.

2.	Please revise the introductory paragraph under the “Our Cash Distribution Policy and Restrictions on Distributions” section to refer to the quarter ended September 30, 2005.

Response: We have revised the introductory paragraph under the “Our Cash Distribution Policy and Restrictions on Distributions” section on page 93 of the prospectus to refer to the quarter ended September 30, 2005

3.	Please revise the document to refer to the reserve report dated September 1, 2005 included in NGT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Response: We have revised the prospectus on pages v, vi, 101, 103 of the prospectus to include a reference to the reserve report included in NGT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. We have, where appropriate, retained references to the previous reserve report, as the Partnership continues to rely on that report.